For the semi-annual period ended 3/31/07
File number 811-03084
Jennison Small Company Fund, Inc.



Item 77M Mergers

On January 5, 2007, shareholders of Strategic
Partners Small-Cap Growth Fund, a portfolio of
Strategic Partners Mutual Fund, Inc. (the Fund) approved a resolution passed by its Board of Directors whereby all of it assets were to be transferred to Jennison Small Company Fund, Inc.
The Reorganization occurred in March 2007.